SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY

(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B

Brasília, D.F., 71.215-000

Federative Republic of Brazil

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K

in paper as permitted by Regulation S-T Rule 101(b)(1)    .

Indicate by check mark if the registrant is submitting the Form 6-K

in paper as permitted by Regulation S-T Rule 101(b)(7)    .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM PARTICIPAÇÕES S.A.

CNPJ/MF nº 02.570.688/0001-70

NIRE 53.3.0000581-8

Companhia Aberta

NOTICE TO THE MARKET

Brasil Telecom Participações S.A. (“BrT Part” – Bovespa: BRTP3/BRTP4; NYSE: BRP) informs its shareholders and the market, in connection with the notice to the market disclosed on October 2, 2009, that between November 3, 2009 (expiration date for exercise of withdrawal rights in connection with the merger of BrT Part into Brasil Telecom S.A.) and November 13, 2009, BrT Part’s shareholder database will be transferred from Banco Real, depositary of shares issued by BrT Part, to Banco Bradesco, depositary of shares issued by Brasil Telecom S.A.

To facilitate the database transfer to Banco Bradesco, Banco Real will suspend all assistance to shareholders of BrT Part, including for sale of shares issued by BrT Part through bank agreements and blockage of sale of shares through brokerage firms, between November 4, 2009 and November 13, 2009. During this time, trading of BrT Part shares in the BM&FBovespa will continue.

Beginning on November 16, 2009, Banco Bradesco will assist the shareholders of BrT Part.

Rio de Janeiro, October 26, 2009.

Alex Waldemar Zornig

Investors Relations Officer

Brasil Telecom Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2009

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/s/ ALEX WALDEMAR ZORNIG
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer and Investor Relations Officer